UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                            CELTIC INVESTMENT, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                 151183 10 0
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                               (CUSIP Number)

                             Roger D. Davis
                         102 West 500 South, Suite 300
                          Salt Lake City, Utah  84101
                                 801.363.3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 31, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.                                                   Page 1 of 3 Pages
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1     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Roger D. Davis
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
[ ]
                                                                     (b)  [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

N/A (See Item 3 of this Statement)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH  :
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      7     SOLE VOTING POWER

            544,450
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      8     SHARED VOTING POWER

            NONE
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      9     SOLE DISPOSITIVE POWER

            544,450
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      10    SHARED DISPOSITIVE POWER

            NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

      544,450
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                               [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.4 %
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14    TYPE OF REPORTING PERSON*

      IN
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                               *SEE INSTRUCTIONS
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

Item 1.  Security and Issuer.

    This statement relates to shares of the common stock, $0.01 par value per share (the "Common Stock") of Celtic Investment, Inc., a Delaware corporation ("Celtic"). The principal executive offices of Celtic are located at 901 Warrenville Road, Suite 104, Lisle, Illinois, 60532.

Item 2.  Identity and Background.

    (a)  This statement is being filed by Roger D. Davis ("Davis")

    (b) Davis's business address is 102 West 500 South, Suite 300, Salt Lake City, Utah, 84101.

    (c) Davis is the Secretary and Treasurer of Salt Lake Mortgage Corp., a Utah corporation ("SLM") as a result of the transaction described in Item 3. SLM is located at 102 West 500 South, Suite 300, Salt Lake City, Utah 84101 and its principal business is mortgage brokerage.

    (d) Within the past five years, Davis has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Within the past five years, Davis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

    (f)  Davis is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

    On January 31, 1997 (the "Closing Date"), Celtic acquired SLM pursuant to an Agreement and Plan of Merger dated January 15, 1997 (the "Merger Agreement") by and between Celtic, SLM, Celtic Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Celtic ("Subsidiary"), Reese S. Howell, Jr. ("Howell") and Davis. Pursuant to the Merger Agreement, on the Closing Date, all of Davis's shares of SLM were converted into 544,450 shares of Common Stock.

Item 4.  Purpose of the Transaction.

    The transaction requiring the filing of this statement is described in Item 3 above. Davis intends to review continuously his equity position in Celtic. Davis does not have any present plan or proposal which relates to or would result in:

    (a) the acquisition by any person of additional securities of Celtic, or the disposition of securities of Celtic other than Common Stock which may be acquired upon exercise of employee stock options (see Item 6 below) and Common Stock which is subject to the possible transfer to Celtic pursuant to an Escrow Agreement (see Item 6 below);

    (b) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving Celtic or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of Celtic or of any of its subsidiaries;

    (d)  any change in Celtic's present Board of Directors or management;

    (e) any material changes in Celtic's present capitalization or dividend policy;

    (f)  any other material change in Celtic's business or corporate structure;

    (g) any change in Celtic's charter or bylaws or other actions which may impede the acquisition of control of Celtic;

    (h) causing Celtic's Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotations system of a registered national securities association;

    (i) causing a class of equity securities of Celtic to become eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

    (a) Davis beneficially owns 544,450 shares (the "Davis Shares") of Common Stock of Celtic, or approximately twelve and four-tenths percent (12.40%) of the outstanding shares of Common Stock. The 544,450 shares beneficially owned by Davis include 250,000 shares which are subject to an Escrow Agreement (See Item 6 below);

      (b)   Davis has the sole power to vote and dispose of all of the Davis
Shares.

      (c) Davis has not effected any transaction in Common Stock during the past sixty days, other than as a result of the transactions described in Item 3.

      (d) No person other than Davis is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Davis Shares.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships wth Respect to Securities of the Issuer.

      In connection with the transaction described in Item 3 of this statement, Davis and Celtic entered into a Stock Option Agreement and Howell, Davis, Security Title Insurance Agency of Utah, Inc. and Celtic entered into an Escrow Agreement. Certain terms of the Option Agreement and the Escrow Agreement are summarized below. The summaries, however, do not purport to contain a complete description of the Option Agreement and the Escrow Agreement and are qualified in whole by reference to such agreements, copies of which are filed as exhibits hereto.

      Stock Option Agreement. Davis is a party to a Stock Option Agreement pursuant to which he may acquire up to 500,000 shares of Common Stock at a strike price of $3.00 per share. Options to acquire 75,000 shares will vest on January 31, 1998 and an additional 75,000 shares will vest on January 31, 1999. The options will expire on the fifth anniversary of their vesting date. Options to acquire an additional 350,000 shares of Common Stock will vest as follows: (i) on June 30, 1999, 48,611 shares of Common Stock may vest based on SLM's financial performance during the fiscal year ending June 30, 1999; (ii) on June 30, 2000, 116,667 shares of Common Stock may vest based on SLM's financial performance during the fiscal year ending June 30, 2000;
(iii) on June 30, 2001, 116,667 shares of Common Stock may vest based on SLM's financial performance during the fiscal year ending June 30, 2001;
and (iv) on June 30, 2002, 68,055 shares of Common Stock may vest based on SLM's financial performance during the fiscal year ending June 30, 2002. Any option which vests will be exercisable for a period of five years thereafter.
If Howell's employment terminates other than as a result of a termination without cause or a resignation with good reason a pro rata portion of the options which would vest in such year will vest and the unvested options shall lapse. If Howell's employment terminates as a result of a termination without cause or a resignation with good reason then all of the options which would vest in such year will vest and the unvested options shall lapse.

      If Davis's employment is terminated for cause then, for a period of 90 days following such termination, Celtic may purchase from Davis any shares of Common Stock which he acquired upon the exercise of the above-described options for a price equal to the strike price plus an 8% carrying cost.
Davis has also granted the Company a limited right of first refusal to purchase any shares of Common Stock acquired pursuant to the above described options. This right of first refusal only applies following a termination without cause of Davis and lasts for a period of 90 days following the date of termination of Davis's employment. The purchase price for any shares acquired pursuant to this right of first refusal is the "bid" price for Common Stock on the date Davis notifies Celtic of his intention to sell shares, unless Davis has received a bona fide ofer to purchase shares in which case the purchase price shall be the bona fide offer price.

      Escrow Agreement. At the Closing 250,000 shares of Common Stock were placed in escrow by each of Howell and Davis. These shares will be released to Howell and Davis upon the satisfaction of certain conditions or the occurrence of certain events. The conditions and events which trigger a release of Common Stock to Howell and Davis are set out in the Escrow Agreement and include, among others, the following: (i) the achievement of specified levels of earnings of SLM during two specified measuring periods of approximately one year each;
(ii) a failure to provide to SLM additional capital in the amount of $1.0 million prior to specified dates; (iii) a failure to provide SLM with an average amount of $1.0 million of additional capital during specified periods of time; (iv) a loss of a license, qualification of franchise by SLM as a result of Celtic actions or inactions or the background of Celtic, or any of its officers, directors, employees, agents or consultants; (v) a cessation of Howell to be Chairman, President and CEO of SLM other than as a result of a termination for cause by Celtic or a voluntary resignation without reason by Howell; (ii) a rejection of the business plan for SLM as proposed by Howell (other than with the consent of Howell) or any interference with the execution of such business plan by the board of directors of either SLM or Celtic. Any shares of Common Stock which are not released to Howell and Davis will be delivered to Celtic.

Item 7.     Material to be Filed as Exhibits.

      1. Agreement and Plan of Merger, dated January 31, 1997 by and between SLM, Celtic, Subsidiary, Howell and Davis.

      2. Stock Option Agreement, dated January 31, 1997 by and between Howell and Celtic.

      3. Escrow Agreement, dated January 31, 1997 by and between Howell, Davis, Celtic and Security Title Insurance Agency of Utah, Inc.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Roger D. Davis
                                                Roger D. Davis

                                 EXHIBIT INDEX

A. Exhibit 1. Agreement and Plan of Merger, dated January 31, 1997 by and between SLM, Celtic, Subsidiary, Howell and Davis.

B. Exhibit 2. Stock Option Agreement, dated January 31, 1997 by and between Howell and Celtic.

C. Exhibit 3. Escrow Agreement, dated January 31, 1997 by and between Howell, Davis, Celtic and Security Title Insurance Agency of Utah, Inc.

D. Exhibit 4. Employment Agreement, dated January 31, 1997 by and between Salt Lake Mortgage, Celtic Investment and Reese S. Howell, Jr.